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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:	Transmit for filing 3 copies of this
 form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker


1   (a)   NAME OF ISSUER   (Please type or print)
Heartland Oil & Gas Corporation
(b)   IRS IDENT. NO.
91-1918326
(c)   S.E.C. FILE NO.
021-58483
1(d)ADDRESS OF ISSUER
STREET
CITY
STATE
ZIP CODE
1500 885 West Georgia, Vancouver BC V6C 3E8
(e)TELEPHONE

AREA CODE
(604)
NUMBERS
638-0177
2
(a)
NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
Richard Coglon
(b)
IRS IDENT. NO.
62-6760755
(c) RELATIONSHIP TO ISSUER
President
(d)
ADDRESS STREET
CITY
STATE
ZIP CODE
885 West Georgia Street Suite 1500, Vancouver BC V6C 3E8
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3(a)
Title of the
Class of
Securities
To Be Sold

(b)
Name and Address of Each Broker Through whom the
Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities

SEC USE ONLY
(c)
Number of Shares
or Other Units
To Be Sold
See instr. 3(c))

(d)
Aggregate
Market
Value
(See instr. 3(d))

(e)
Number of Shares
or Other Units Outstanding
(See instr. 3(e))

(f)
Approximate
Date of Sale
(See instr. 3(f))
(MO.   DAY   YR.)

(g)
Name of Each
Securities
Exchange
(See instr. 3(g))



Broker-Dealer
 File Number





Common
CK Cooper & Company
18300 Von Karman Suite 440
Irvine, CA 92612

30,000
$114,000
24.276,000
3/25/04


















INSTRUCTIONS:
1.	(a)	Name of issuer
(b) Issuer's I.R.S. Identification Number
(c) Issuer's S.E.C. file number, if any
	(d)	Issuer's address, including zip code
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the
 securities are to be sold
(b) Such person's I.R.S. identification number, i f such person is an entity
(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code

3.  (a)    Title of the class of securities to be sold
(b) Name and Address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold
and with respect to the payment of all or any part of the
 purchase price or other consideration therefore:
Title of the Class
Date you Acquired
Nature of Acquisition Transaction
Name of Person from Whom Acquired
(if gift, also give date donor acquired)
Amount of Securities Acquired
Date of Payment
Nature of Payment
Common
12/2/02
Options
Heartland Oil & Gas
30,000

1/26/04


Exercise of Options

INSTRUCTIONS:

1.	If the securities were purchased and full payment
therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.	If within two years after the acquisition of the securities
the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities
 of the issuer sold
during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller
Title of Securities Sold
Date of Sale
Amount of Securities Sold
Gross Proceeds
N/A
N/A
N/A
N/A
N/A

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule
144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




DATE OF NOTICE

(SIGNATURE)
ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)